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                                                                    EXHIBIT 4.43

                                     SUMMARY

                              TERMS AND CONDITIONS
              PT TELEKOMUNIKASI INDONESIA (PERSERO) TBK ("TELKOM")
                      RP1,125,000,000,000 MEDIUM TERM NOTES



1.       Type of Offering

The first issue (the "Offering") of non-secured domestic medium term notes in 2002 (the "Notes") by Telkom. The Notes are privately placed to limited to the Institutional Investors, and not listed in any stock exchanges.

2.       Date of Issuance of the Notes

The Notes were issued on 15 December 2004.

3.       Amount of Issuance, Denomination and Issue Price

The Notes are issued in non-secured, scripless form. Telkom will only issue global certificate as evidence of registering the Notes in the PT Kustodian Sentral Efek Indonesia ("KSEI") as the central custodian

The total amount of issuance is Rp1,125,000,000,000, which consist of 4 series of Notes with the principal amount of each series are:

o        Series A is Rp 290.000.000.000

o        Series B is Rp 225.000.000.000

o        Series C is Rp 145.000.000.000

o        Series D is Rp 465.000.000.000

Denomination of the Notes is Indonesian Rupiah. The Notes are issued at Rp5,000,000,000 per unit, and offered at 100% of the principal amount. The Notes are exchanged through electronic system operated by KSEI.

4.       Term of the Bonds and Redemption

The maturity dates of the each Series of the Notes are as follows

o        Series A on 15 June 2005

o        Series B on 15 December 2005

o        Series C on 15 June 2006

o        Series D on 15 June 2007

Telkom shall fully repay the principal at once in cash on the above maturity dates through KSEI, which acts as paying agent for the Notes.


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5.       Interest

The interest will be payable on the Notes on the following dates:

o        15 June 2005;

o        15 December 2005;

o        15 June 2006; and

o        15 December 2006

o        15 June 2007

The interest rates per annum of each series are fixed rates as follows:

o        Serie A is at the rate of 7.70 %;

o        Serie B is at the rate of 7.95 %;

o        Serie C is at the rate of 8.20 %;

o        Serie D is at the rate of 9.40 %;

KSEI as paying agent will perform the payment of interest to the Note holders on behalf of Telkom.

6.       Security

No security is provided to secure Telkom's obligations under the Notes. The Note holders will have right to claim over Telkom asset pari passu to other unsecured creditors.


7.       Use of Proceed

The proceed of the Notes will be used (after deduction of socct of issue) by Telkom to refinance its outstanding debt of ex- PT Ariawest Indonesia.

8.       Covenants

Telkom shall not, without prior approval of Majority Noteholders, take certain action, among others, (i) to encumber, pledged or charged any part of its assets with certain exception; (ii) provide, or to cause the subsidiaries to provide, corporate guarantee to any thir party, except corporate guarantee to be provided for the obligation of subsidiaries, or the purpose of tender or acquiring asset through export credit etc; (iii) to merge or consolidate with other companies which cause material adverse effect to operation and financial of Telkom; (iv) to dispose assets which is in aggregate more than 5% percent of net fixed asset.

Telkom is required at any time during the life of the Notes to maintain certain financial ratios, namely:

o        Debt Service ratio of not less than 1.5 to 1

o        Debt Equity ratio of not more than 2 to 1; and

o        Debt to EBITDA ratio of not more than 3 to 1.